Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

January 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ADiTx Therapeutics, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 22, 2019 CIK No. 0001726711

Ladies and Gentlemen:

This letter sets forth the responses of ADiTx Therapeutics, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Draft Registration Statement on Form S-1 (CIK No. 0001726711) filed with the Commission on November 22, 2019 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed herewith.

Use of Proceeds, page 27

1. QUESTION:	We note your response to our prior comment 7 from our letter dated November 12, 2019, that you believe that no other sources of funds are needed to complete the Phase I/IIa clinical trial. Please revise your disclosure to specify that you will be able to complete the Phase I/IIa clinical trial with the net proceeds of this offering.

RESPONSE:	The Company has revised its disclosure. Please see page 27 of the Amended Registration Statement.

Management's Discussion and Analysis of Financial Condition and Plan of Operations

Results of Operations, page 31

2. QUESTION:	We note your response and your expanded disclosures to our comment number 11 from our letter dated November 12, 2019. Please further expand your disclosures to also disaggregate research and development expenses by nature or type of expense for the period ended December 31, 2018 consistent with the expanded disclosures provided for the interim periods presented.

RESPONSE:	The Company has revised its disclosure. Please see page 32 of the Amended Registration Statement.

Critical Accounting Policies, page 32

3. QUESTION:	We note your response and expanded disclosures to our comment 12 from our letter dated November 12, 2019. Please further confirm that once you have an estimated offering price or range, you will separately provide an explanation for the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

RESPONSE:	The Company hereby confirms that once an estimated offering price or range is established, the Company will separately provide an explanation for the reasons for any differences between the recent valuations of its common stock leading up to the IPO and the estimated offering price.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Richard Friedman
Richard Friedman
SHEPPARD, MULLIN, RICHTER & HAMPTON llp